SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For March1, 2004 to March 31, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 5 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: Contact Center Americas, a Leading Outsourcer in Colombia, Chooses NICE Call Center Solutions to Provide Value-Added Services to its Customers. Dated March 1, 2004.

  Press Release: NICE Wins Contract at Major International Airport Worth More Than $3 Million. Dated March 10, 2004.

  Press Release: NICE Systems and Dimension Data Expand Their Relationship with Global Distribution Agreement. Dated March 16, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: April 1, 2004

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Contact Center Americas, a Leading Outsourcer in Colombia, Chooses NICE Call Center Solutions to Provide Value-Added Services to its Customers

New 600 seat call center is Contact Center Americas` third site using NICE

Ra`anana, Israel, March 1, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Contact Center Americas, a leading call center outsourcer in Colombia, has selected NICE in cooperation with Avaya for quality management and recording solutions within its latest 600-seat call center.

While enabling high customer service levels, the NICE solutions enhance Contact Center Americas` value proposition as the outsourcer looks to maintain its leading position and fully benefit from strong ongoing growth in its regional marketplace. Drawing on the wide experience gained from supporting a large diversified customer base spread throughout the World`s focal points for outsourcing, NICE is able to offer Contact Center Americas tools that deliver training and quality while simultaneously generating additional revenues.

Such revenue-generating tools include web-based applications that enable the outsourcers' clients to receive important information on their end users in real time. Contact Center Americas is making particular use of software from NICE that automatically initiates customer interaction recording based entirely on agent desktop activity.  By integrating this NICE application with its own in-house applications, Contact Center Americas is able to capture valuable business information for its clients, such as which of their end users are receptive to up-selling, or why complaints keep coming in from a particular region.

"We chose NICE to help us deliver world-class value-added services to our clients," said Luis Eduardo Niño, Director of Technologies, Contact Center Americas.  "The NICE solution, coupled with our other services, enables us to present a very powerful value proposition to our customers, and NICE is a vital ingredient of our overall offering moving forward."

"Outsourcing is by some distance the largest call center vertical in Latin American today," said Gabriela Koren, NICE director for the Caribbean and Latin America.  "Our leading position within all of the key regional outsourcing markets across the world gives us wide-ranging experience and expertise with which to support major players such as Contact Center Americas in Colombia to achieve their business objectives, and keep them ahead of the competition."

About Contact Center Americas

Contact Center Americas is a leading contact center outsourcer, based in Colombia and offering services in various Spanish speaking countries including Mexico, Colombia, Venezuela, Spain and the Latin community in the United States. Two companies, Publicar and ETB, invested over US$8 million to merge and create Contact Center Americas, between them bringing together over 10 years of experience, particularly in the customer care arena. Contact Center Americas has over 2000 employees, operating 24 hours a day, located in 2 sites and serving over 25 customers.

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About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

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This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Wins Contract at Major International Airport Worth More Than $3 Million

Digital video surveillance system to provide enhanced security with reduced total cost of ownership

Ra'anana, Israel, March 10, 2004:  NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that it has been awarded a substantial contract for its digital video security solution at one of the largest airports in the United States, to be mostly delivered in 2004.

The new contract is NICE`s largest-ever in the digital video arena, and it confirms the strength of the NICE value proposition for major airports worldwide, which have been under public pressure to improve security. NICE delivers increased efficiency to significantly reduce the chances of security incidents such as terminal evacuations via utilization of its advanced video capabilities.

The NICE solution provides high video quality, a wide range of storage options and the ability to monitor and record data from thousands of cameras simultaneously.  NICE also delivers advanced video analysis capabilities for enhanced monitoring of critical security zones.  All of these features are delivered at affordable total cost of ownership.

"This decision to invest in NICE is strong additional proof that our solution is considered to be the optimal technological and financial answer for major airports worldwide," said Doron Eidelman, corporate executive VP and president of NICE`s digital video security division. "NICE is very well-positioned to continue delivering comprehensive solutions across the World as the global trend to equip airports with digital technology continues unabated."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

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Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Scenario Replay, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Systems and Dimension Data Expand Their Relationship with Global Distribution Agreement

Ra'anana, Israel, and London, UK - March 16, 2004:  NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, and Dimension Data (LSE: DDT), a leading global technology company providing solutions and services that optimize and manage the performance of IT infrastructures to enable business to build competitive advantage, today announced that they have signed a global distribution agreement.

This agreement expands upon an existing local relationship through which Dimension Data has been delivering NICE solutions to the South African marketplace since 1997 as an award-winning member of the NICE Partnership Program. The expanded collaboration enables both NICE and Dimension Data to enhance the value of their respective offerings by building upon the expertise and reputation that each enjoys in its respective field. The two companies have already benefited from the new agreement with recent joint customer wins in Europe and Asia.

"Our close relationship with NICE is extremely important to us, as we look to extend our solutions offering, and we are proud to be joining the NICE Partnership program as a Gold-level member," commented Neville Cousins, technology director of customer interaction solutions global division, Dimension Data.  "NICE is integral to our ongoing efforts to help our clients create contact centers that perform."

"Dimension Data and NICE can bring significant added value to our joint customers, thanks to our worldwide presence and market leadership," said Koby Huberman, NICE`s corporate vice president for business development and strategic alliances. "Moreover, as we lead the migration to VoIP recording and analytics, our mutual expertise and close relationship with VoIP technology vendors such as Cisco and Avaya, further strengthen our partnership with Dimension Data."

About Dimension Data
Dimension Data Holdings plc (LSE: DDT) is a leading global technology company. The Group provides solutions and services that optimise and manage the performance of IT infrastructures to enable business to build competitive advantage. To achieve this, the Group delivers solutions using its proprietary 'Application Network' architectural framework and its expertise in networking, application integration and managed services.

Dimension Data`s Customer Interactive Solutions delivers integrated management of customer interaction across channels to retain and grow the value of companies` customer bases.  It offers a unique combination of contact centre outsourcing, customer relationship management, technology and operational consulting capabilities.  Dimension Data has CIS practices around the world and draws upon over 20 years` experience to advise, build and integrate leading-edge contact centres.

Dimension Data, founded in 1983, had revenues of $2.1 billion in 2002 and operates in 30+ countries with over 8,000 employees. (Dimension Data website:  www.didata.com)

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About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Scenario Replay, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

____ 9 ____

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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